NO ACT

PE 12-10-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013342

December 23, 2010



Received SEC
DEC 23 2010
Washington, DC 20549

Richard J. Kolencik
Sr. Group Counsel
Marathon Oil Corporation
P.O. Box 4813
Houston, TX 77210-4813

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-23-10

Re: Marathon Oil Corporation
Incoming letter dated December 10, 2010

Dear Mr. Kolencik:

This is in response to your letter dated December 10, 2010 concerning the shareholder proposal submitted to Marathon by Nick Rossi. We also have received a letter on the proponent's behalf dated December 13, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 23, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Marathon Oil Corporation
Incoming letter dated December 10, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Marathon may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Marathon to amend the company's bylaws to permit holders of 20% of the company's outstanding common stock to call special meetings of stockholders. You also indicate that submitting both proposals for stockholder approval could provide conflicting and ambiguous results at the upcoming stockholders' meeting. Accordingly, we will not recommend enforcement action to the Commission if Marathon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 13, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Marathon Oil Corporation (MRO)
Special Meeting Topic
Nick Rossi

Ladies and Gentlemen:

This responds to the December 10, 2010 request to block this rule 14a-8 proposal.

The company proposes to block this proposal by moving 33% in the direction of the rule 14a-8 proposal. For example, the proposal calls for 10% of shareholders to be able to call a special meeting. The company plan is for 20% of shareholders to call a special meeting. Thus the company will move 5% when the proposal asks for a 15% movement – hence the company plans a 33% movement.

The company may be setting up a pattern to block this proposal in the future. This if the company is able to block the proposal for 2011, it appears that there would be nothing to stop the company from a 2012 proposal, in response to another 10% shareholder proposal, to move another 33% – thus from 20% to 16.66%. Thus this could be projected in the future as:

2013 14.39%
2014 12.9%
2015 11.9%
2016 11.26%
2017 10.8%
2018 10.54%
2019 10.36%

Thus by the year 2019, provided everything works perfectly, the company could have right for a rounded down 10% of shareholders to call a special meeting.

I do not believe that rule 14a-8 was intended to work this tedious way for shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand in and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi
Richard Kolencik <RJKolencik@MarathonOil.com>

Richard J. Kolencik
Sr. Group Counsel



5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil.com

Sent Via Electronic Mail

December 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2011 Proxy Statement submitted by Mr. Nick Rossi.

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon" or "Company") has received a stockholder proposal and supporting statement (the "Stockholder Proposal") from Mr. Nick Rossi (the "Proponent") for inclusion in Marathon's proxy statement for its 2011 Annual Meeting of Stockholders (the "2011 Proxy Materials") to be held on April 27, 2011. (A copy of the Proponent's cover letter dated October 4, 2010, updated on November 9, 2010, and the Stockholder Proposal are attached hereto as "Exhibit A"). Marathon asks that the staff of the Division of Corporation Finance of the Commission (the "Division") to not recommend to the Securities and Exchange Commission (the "Commission") that any enforcement action be taken if Marathon excludes the Stockholder Proposal from its 2011 Proxy Materials for the reasons described below.

I. The Stockholder Proposal

The Stockholder Proposal requests Marathon's Board of Directors to take the steps necessary to enable the holders of 10% of Marathon's outstanding common stock to call a special meeting of stockholders, stating in relevant part:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent

permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.[1]

II. The Company Proposal

On December 6, 2010 Marathon's Board of Directors adopted resolutions approving a Board proposal asking stockholders to approve an amendment to Marathon's By-Laws (the "By-laws") that, if adopted by Marathon stockholders, will enable the holders of 20% of Marathon's outstanding common stock to call special meetings of stockholders (the "Company Proposal"). Presently, the By-laws permit the Board of Directors or the holders of twenty-five percent (25%) of Marathon's outstanding common stock to call special meetings. *See* Marathon By-Laws, Article 1, Section 1.1 (attached hereto as "Exhibit B"). The Board of Directors directed that the Company Proposal be submitted for stockholder approval at the 2011 Annual Meeting of Stockholders.[2] The Company Proposal will appear in the 2011 Proxy Materials.

Therefore, Marathon believes that it may properly exclude the Stockholder Proposal from its 2011 Proxy Materials based on Rule 14a-8(i)(9) because inclusion of the Stockholder Proposal would present alternative and conflicting decisions for Marathon stockholders, and submitting both proposals for stockholder approval could provide conflicting and ambiguous results at the 2011 Annual Meeting of Stockholders.

Marathon's statement of reasons is more particularly described below.

III. The Stockholder Proposal May Be Properly Omitted Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts With the Company's Proposal.

Rule 14a-8(i)(9) provides that a stockholder proposal may be excluded if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the company's proposal and the stockholder's proposal need not be "identical in scope or focus" in order to omit a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(9).[3] The purpose of the exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Commission has consistently taken the position that when a company-sponsored proposal and a stockholder proposal present alternative and conflicting decisions for stockholders,

[1] This resolution is quoted from a revised version of the Stockholder Proposal submitted to Marathon by the Proponent on November 9, 2010. The Proponent submitted an earlier version of the Stockholder Proposal on October 21, 2010, which is included in Exhibit A hereto.

[2] If the Company Proposal is adopted by the stockholders, the By-law amendment will be effective on the date of the annual meeting and Marathon will file the By-law amendment on a Form 8-K.

[3] *See* Exchange Act Release No. 34-40018, at n.27 (May 21, 1998).

submitting both to a vote could provide inconsistent and ambiguous results, the stockholder proposal may be excluded under Rule 14a-8(i)(9). Recently, in *CVS Caremark Corporation* (avail. Jan. 5, 2010), the Commission's staff allowed the company to exclude a stockholder proposal virtually identical to the Stockholder Proposal under Rule 14a-8(i)(9), since the company represented that it would seek stockholder approval of a proposal to amend its governing documents to allow holders of 25% of the company's outstanding stock to call a special meeting. In response to CVS' no-action request, the Commission's staff noted that the stockholder proposal and the company's proposal would "directly conflict because they include different thresholds for the percentage of shares required to call a special shareholder meeting." The Commission's staff further noted that CVS represented that the proposal and the proposed amendments presented "alternative and conflicting decisions for shareholders." *See also Lowe's Companies, Inc.* (avail. Mar. 22, 2010) (concurring in excluding a stockholder proposal requesting for holders of 10% of the company's outstanding stock to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would include in the proxy materials a proposal calling for 25% of the stockholders to call special meetings); *Safeway Inc.* (avail. Jan. 4, 2010) (concurring in excluding a stockholder proposal requesting for 10% of the stockholders to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would seek shareholder approval of amendments to its charter and bylaws to allow holders of 25% the company's outstanding stock to call special meetings); *Baker Hughes Inc.* (avail. Dec. 18, 2009) (concurring in excluding a stockholder proposal requesting for 10% of the stockholders to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would seek stockholder approval of a charter amendment to permit holders of 25% of the company's outstanding stock to call special meetings); *H.J. Heinz Company* (avail. May 29, 2009) (concurring in excluding a stockholder proposal requesting for 10% of the stockholders to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would include in the proxy materials a proposal calling for 25% of the stockholders to call special meetings).

Here, the facts are substantially similar to the facts in *CVS, Lowe's, Safeway, Baker Hughes,* and *Heinz.* The Stockholder Proposal requests a 10% ownership threshold to call a special meeting, and the Company Proposal would, if approved, institute a 20% ownership threshold to call a special meeting. Consistent with the cited no-action letter precedents, the Stockholder Proposal and the Company Proposal will directly conflict, as Marathon cannot institute a stock ownership threshold required to call a special meeting of the stockholders that is at once 10% and 20%. Submitting both proposals to stockholders at the 2011 Annual Meeting would, therefore, present alternative and conflicting decisions for stockholders and provide inconsistent and ambiguous results.

Accordingly, it is our opinion that the inclusion of the Stockholder Proposal in the 2011 Proxy Materials would present alternative and conflicting decisions for Marathon stockholders, and submitting both proposals for stockholder approval could provide conflicting and ambiguous results at the 2011 Annual Meeting of Stockholders. The Stockholder Proposal is, therefore, excludable under Rule 14a-8(i)(9).

IV. Conclusion

As is demonstrated by the foregoing discussion, we believe the Stockholder Proposal is excludable under Rules 14a-8(i)(9). Based on the foregoing, Marathon respectfully requests the Commission's staff confirm that it will not recommend any enforcement action if Marathon excludes the Stockholder Proposal from its 2011 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, Shareholder Proposals (Nov. 7, 2008), question C, we are submitting this letter to the Commission via email to shareholderproposals@sec.gov. A copy of this letter, together with enclosures, is also being emailed and mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby providing notice of Marathon's intention to omit the Stockholder Proposal from its 2011 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2011 Proxy Materials. Please acknowledge receipt of the materials via return email to me at rjkolencik@marathonoil.com.

If the Commission's staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Commission's staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,



Richard J. Kolencik
Sr. Group Counsel

RJK/267931

Attachments

cc: S. J. Kerrigan (w/out attachments)
Nick Rossi (w/attachments – regular U.S. mail)
John Chevedden (w/attachments – via email and regular U.S. mail)

Exhibit A

Kolencik, Richard J.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 09, 2010 10:38 PM
To: Kolencik, Richard J.
Subject: Rule 14a-8 Proposal Revision (MRO)
Attachments: CCE00004.pdf

Mr. Kolencik,
Please see the attached revised Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Nick Rossi

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas J. Usher
Chairman of the Board
Marathon Oil Corporation (MRO)
5555 San Felipe Rd
Houston TX 77056
Phone: 713 629-6600

NOVEMBER 9, 2010 REVISION

Dear Mr. Usher,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Nick Rossi



Date 10/4/10

cc: Sylvia K. Kerrigan
Corporate Secretary
Richard Kolencik <RJKolencik@MarathonOil.com>
Assistant Secretary
PH: 713-296-2535
FX: 713-296-2952
FX: 713-499-6754

[MRO: Rule 14a-8 Proposal, October 21, 2010, November 9, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 50%-support to a 2010 shareholder proposal on this same topic. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk " and "High Concern" in executive pay. CEO Clarence Cazalot received 50% stock options and 50% performance units. Market-priced stock options may provide rewards simply due to a rising market, regardless of CEO performance.

Also, performance units for our CEO were based on only three-year performance periods, and restricted stock awards (granted to all other executives) similarly vested after only three years. Mr. Cazalot's change in pension value and nonqualified deferred pay was nearly $2.5 million in 2009, or more than his base salary.

Four directors held 4 to 5 director seats each – "Overboarding" concern: Dennis Reilley, Charles Lee, Thomas Usher and Shirley Ann Jackson (our highest negative vote-getter with 13%). Shirley Ann Jackson and Charles Lee also sat on 16 corporate board committees and 13 corporate board committees respectively.

Dennis Reilley was marked as a "Flagged (Problem) Director" by The Corporate Library due to his Entergy Corporation directorship preceding the Entergy bankruptcy. Nonetheless he was invited to sit on our executive pay committee and our nomination committee. Our newest director, Michael Phelps, is already getting 8% in negative votes.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Special Shareowner Meetings – Yes on 3.*

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas J. Usher
Chairman of the Board
Marathon Oil Corporation (MRO)
5555 San Felipe Rd
Houston TX 77056
Phone: 713 629-6600

Dear Mr. Usher,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Nick Rossi
Nick Rossi

10/4/10
Date

cc: Sylvia K. Kerrigan
Corporate Secretary
Richard Kolencik <RJKolencik@MarathonOil.com>
Assistant Secretary
PH: 713-296-2535
FX: 713-296-2952
FX: 713-499-6754

[MRO: Rule 14a-8 Proposal, October 21, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 50%-support to a 2010 shareholder proposal on this same topic. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

October 21, 2010

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

RE: *** FISMA & OMB Memorandum M-07-16 ***
Transfer on Death Account

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter.

3M Company
Held 1000 shares, deposited 07/09/2002

AEGON NV ADR
Held 3000 shares, deposited 05/16/2002

AT&T INC
Held 1054 shares, since 09/30/2008

BAKER HUGHES INC
Held 1000 shares, deposited 05/16/2002

BANK OF AMERICA CORP
Held 2000 shares, purchased 11/25/2003

BRISTOL MYERS SQUIBB CO
Held 3000 shares, deposited 05/23/2002

DAIMLER AG
Held 1683 shares, deposited 05/22/2002

DYNEGY INC DEL CL A
Held 1000 shares, purchased 12/10/2004

ENTERPRISE PROD PARTNERS L.P.
Held 760 shares, purchased 04/05/2010

FORTUNE BRANDS INC
Held 1652 shares, deposited 05/16/2002

GENUINE PARTS CO
Held 1000 shares, deposited 05/16/2002

HSBC HOLDINGS PLC 8.125%
Held 1000 shares, purchased 04/02/2008

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002



IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO
Held 500 shares, purchased 10/05/2004

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SCHERING PLOUGH CORP
Held 1000 shares, purchased 10/04/2002

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TEPPCO PARTNERS L P
Held 1000 shares, deposited 07/09/2002

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S Christensen
Financial Advisor

Exhibit B

MARATHON OIL CORPORATION

BY-LAWS

October 27, 2010

ARTICLE I.
Stockholders.

Section 1.1 Time and Place of Meetings of Stockholders. Unless the time and place of the annual meeting of stockholders for the purpose of electing directors and transacting such other business as may be brought before the meeting are changed by the Board of Directors, as may be done from time to time, provided that all legal requirements for such change and notice to stockholders are observed, such annual meeting of stockholders of the Corporation shall be held at the office of the Corporation's registered agent in the State of Delaware at 2 o'clock p.m., on the last Wednesday in April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding Wednesday which is not a legal holiday.

Special meetings of the stockholders (i) may be called at any time by the Board of Directors and (ii) shall be called by the chairman of the Board of Directors or the chief executive officer of the Corporation following receipt by the secretary of the Corporation of a written request of a holder or holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock. Any such request by a stockholder or stockholders to call a special meeting must: (i) be accompanied by proof of ownership of record of not less than twenty-five percent of the outstanding shares of the Corporation's common stock; (ii) specify the matter or matters to be acted upon at such meeting, each of which must be a proper subject for stockholder action under applicable law, which specification must include the complete text of any resolution or any amendment to any document applicable to the Corporation intended to be presented at the meeting; (iii) state the reasons for conducting such business at a special meeting of stockholders; and (iv) provide any other information which may be required pursuant to these By-laws or any other information with respect to the matter or matters requested to be acted upon which may be required to be disclosed under the Delaware General Corporation Law or included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, and, as to each stockholder requesting the meeting and each other person, if any, who is a beneficial owner of the shares held by such stockholder, (a) their name and address, (b) the class and number of shares of the Corporation which are owned beneficially or of record, and (c) any material interest in the business to be brought before the meeting. Without limiting the generality of the foregoing: (a) in the case of any such request to call a special meeting for the purpose of (or for multiple purposes that include) considering any nominee or nominees to serve on the Board of Directors, such request shall set forth all the information required to be included in a notice to which the provisions of the fourth sentence of Section 1.3 of these By-laws apply, and the provisions of the fifth sentence of Section 1.4 of these By-laws shall be applicable; and (b) in the case of any such request to call a special meeting for other purpose or purposes, such request shall set forth all the information required to be included in a notice to which the provisions of the sixth sentence of Section 1.4 of these By-laws apply.

Neither the annual meeting nor any special meeting of stockholders need be held within the State of Delaware.

Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.